Exhibit 10.1

August 28, 2025

Dhivya Suryadevara

Sent Via Email

Dear Dhivya:

On behalf of Mike Lyons, Chief Executive Officer, I am pleased to offer you the role of Co-President, responsible for Head of Financial Solutions, Global Operations and Chief Revenue Officer reporting directly to Mike. We are confident that your expertise will help us create value for Fiserv and that you will contribute to our aspiration to remain one of the most admired companies in the financial technological industry.

This letter outlines the key elements of your offer to join Fiserv (the “Company”) and is subject to the approval of the Compensation Committee of the Fiserv Board of Directors.

Start Date:

Your first day at Fiserv will be a mutually agreed upon date within the fourth quarter of 2025.

Location:

The job is based at our 1 Broadway office in New York City.

Total Annual Compensation Target:

Your total annual compensation target will be $15,000,000 and provided in the following components.

Annual Base Salary:

Your annual base salary will be $1,000,000, which is $41,666.66 per pay period, less applicable deductions and withholdings as required by law.

Incentive Compensation Target:

Your annual incentive compensation target will be $14,000,000. Our incentive compensation is paid as a mix of cash compensation and equity awards. Your cash incentive target will be $1,200,000. For the avoidance of doubt, you will be eligible to receive a full target cash bonus for 2025, payable not later than March 15, 2026. Your equity incentive target will be $12,800,000 in grant date value. The equity portion of your annual incentive compensation target will be delivered as 50% time-vested Restricted Stock Units (RSUs) and 50% Performance Share Units (PSUs). Subject to your continued employment, the terms of the applicable incentive compensation plan(s) and award agreements, and your acknowledgment of the equity award agreements, the RSUs will vest 33% on the first three anniversaries of the grant date and the PSUs will vest according to the governing award memorandum, which vesting period shall not exceed a three-year cliff vest.

The amount, structure, and form of any incentive compensation opportunity will be subject to all terms and conditions of the applicable incentive compensation plan(s) and equity award agreements and will be determined by Fiserv in its reasonable discretion. The incentive compensation target depends on achievement of corporate objectives as determined by the Board of Directors in its discretion, and further adjusted to reflect individual performance. Finally, all equity award agreements may contain post-employment obligations including non-disclosure, non-compete, and non-solicitation (of employees and clients) obligations.

Special Cash Sign-On Bonus:

You will receive a special cash sign-on bonus of $2,100,000, less applicable deductions and withholdings as required by law. This payment shall be made as soon as practicable after your start date, but no later than the first thirty days of your employment.

If you voluntarily leave Fiserv (other than for Good Reason, as defined below) or if you are terminated for Cause (as defined in the Fiserv, Inc. Executive Severance and Change of Control Policy) within twenty-four (24) months of receiving the special cash sign-on bonus, you will be required to repay Fiserv the pro-rata portion of the net amount of the special cash sign-on bonus to the Company immediately upon your termination. The pro-rata portion will be the net amount of the special cash sign-on bonus multiplied by the percentage of the number of complete months not worked in the two-year period. In the event that you are required to repay the special cash sign-on bonus to Fiserv under the terms of this paragraph, you authorize Fiserv (by signing this letter) to withhold any such amount from any amounts due to you at the time of your termination and to apply such after-tax amounts against the outstanding repayment obligation you owe to Fiserv. Your authorization expressly includes, but is not limited to, allowing Fiserv to withhold any amounts you owe from any compensation including (but not limited to) wages, accrued paid time off, expense reimbursement, or any other amounts due to you from Fiserv.

“Good Reason” means that you resign because (1) within 39 months of your start date, (a) your base salary or annual incentive compensation target is materially reduced from the amount described above, or (b) the Company makes a material adverse change to your duties or responsibilities, as in effect at your start date; or (2) within 12 months following your state date, there is a change to the Company’s Chief Executive Officer (each, a “Good Reason Event”). Before you may resign for Good Reason, you will first need to notify the Company (by sending written notice to the chief legal officer of the Company) of the circumstances constituting a Good Reason Event within 60 days of the initial occurrence of such event, and the Company must have failed to cure such event within 60 days after receipt of your notice. If the Company fails to cure the Good Reason Event, then your resignation within 60 days after the cure period ends will qualify as Good Reason.

Special Make-Whole Award:

On your start date, considering the amount of unvested equity that you hold at your current employer, you will receive sign-on equity awards with a total grant date value of $15,000,000, comprised of $9,810,000 of time-vested RSUs and $5,190,000 of PSUs. In addition:

•

The time-vested RSU award will vest as follows: 37% on February 20,2026; 26% on February 20, 2027; 30% on February 20, 2028; and 7% on February 20,2029. If you voluntarily resign within one year of your start date other than for Good Reason, the shares issued pursuant to any RSUs that vested before your resignation, or the value thereof, will be subject to recoupment by the Company in its discretion.

•	The PSUs will be comprised of two separate awards.

•

The first PSU award will be for $980,000 and relate to the 2024- 2026 performance period (the 2024 PSU Award). The award will be in substantially the same form, and contain substantially the same terms, as the currently outstanding 2024 PSUs held by other members of the Management Committee.

•

The second PSU award will be for $4,210,000 and relate to the 2025-2027 performance period (the 2025 PSU Award). The award will be in substantially the same form, and contain substantially the same terms, as the currently outstanding 2025 PSUs held by other members of the Management Committee.

•	The PSUs will cliff vest upon certification of achievement of the PSU performance goals after the conclusion of the respective performance periods.

Your sign-on equity awards are subject to your continued employment through the applicable vesting dates and the terms, and your acknowledgement, of the applicable incentive compensation plan and equity award agreements. Notwithstanding the foregoing, if the Company terminates your employment without Cause (as defined in the Fiserv, Inc. Executive Severance and Change of Control Policy) or if you resign for Good Reason, then (1) your sign-on RSU award will continue to vest as though a termination of employment did not occur, and (2) your sign-on PSUs awards, will cliff vest at the end of the relevant performance period at target, regardless of actual performance results. You will also be subject to the Executive Share Ownership requirements.

You will receive a welcome kit via email from Fidelity, our third-party administrator, within 60 days of your start date containing instructions for activating your account and viewing and accepting your grants. It is important you take action upon receipt of this email notification as grants not accepted within 120 days will forfeit.

Time Off:

As a senior executive you are expected to commit a significant amount of time to your work and in recognition of that, we do not have a pre-determined limit on the amount of vacation time that may be taken in a year. You will be entitled to the amount of vacation time that you think appropriate and in consultation with the CEO.

401(k) Savings Plan:

You will be eligible to participate in the company’s 401(k) savings plan. Associates may contribute 1% to 75% of their compensation to the plan on a pre-tax basis and/or Roth 401(k) basis, up to the IRS defined limits.

Benefits:

Fiserv offers a comprehensive benefits package designed to help provide security and peace of mind for you and your family. Fiserv places a strong emphasis on health and wellness education, and preventive services aimed at helping maintain your health and becoming an informed consumer. Further, all business travel will be reimbursed under our Fiserv Global Travel Expense & Corporate Card Policy. Most of our benefits are effective on your first day of employment. The Associate Benefits Guide will provide additional information and specific eligibility requirements.

Severance:

In the event of your separation from the Company, you shall be entitled to the benefits, if any, in accordance with Fiserv’s Executive Severance and Change of Control Policy (the “Executive Severance Policy”) in effect for other similarly situated Management Committee members at the time of your separation subject to the following modification, which shall survive any amendment of the Executive Severance Policy unless you agree otherwise: any discretion afforded the Company to determine whether Cause exists shall be exercised reasonably and in good faith. Further, you shall be entitled to the treatment of the cash sign-on bonus and the sign-on equity awards as described herein.

Restrictive Covenant Obligations to Current or Former Employer(s):

Fiserv requires its employees to honor their legal obligations to their prior employers (just as we expect you will honor your ongoing legal obligations to Fiserv should you leave our employment). Therefore, as a condition of your employment by Fiserv, you must not bring with you from your current or former employer(s) any confidential or proprietary business information or copies of such information; and you may not reveal to Fiserv or any of our employees or use on behalf of Fiserv any confidential or proprietary information belonging to any prior employer or other third party, unless you have been expressly authorized by the owner of such information to do so in writing.

If you have not already done so, disclose to the Company all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the way you may be employed. You have provided us with copies of the restrictive covenants in effect from your former employer. Following discussions with you, Fiserv has reached its independent conclusion that your employment contemplated herein would not violate the non-competition covenants. If your prior employer (i) alleges that you have breached your non-compete obligations, or (ii) breached any other restrictive covenants with them, and the Company is unaware of any evidence that you breached such other restrictive covenants, then the Company will indemnify you and advance sufficient sums to allow you to pay your legal bills as they come due (subject to your repayment to the Company of its indemnification expenses if you are found by a court to have breached your covenants).

Indemnification:

You shall be covered by any policy of liability insurance which the Company maintains during the term of your employment and thereafter for its officers and directors (“D&O Insurance”) to the maximum extent of such coverage provided any other executive officer of the Company. The Company agrees to provide you with information about all D&O Insurance maintained during the Term, including proof that such insurance is in place and the terms of coverage, upon the Executive’s reasonable request. In addition to any rights the Executive may have under such D&O Insurance or applicable law, you shall have the same rights to indemnification and advancement of expenses as provided any other executive officer of the Company under the articles of incorporation, bylaws, or similar governing documents of the Company and its affiliates.

Terms of Employment:

This offer is also contingent upon: (1) you providing us with documentation establishing your eligibility to work in the United States as required by Federal law; (2) you submitting your background check application within 2 calendar days of invitation receipt and passing a background check satisfactory to Fiserv; (3) you completing your pre-employment drug screen within the assigned expiration date (48 business hours of submitting background check application) and a negative result of your pre-employment drug screen; (4) you reporting to work on the agreed upon start date; and (5) you signing the enclosed Mutual Agreement to Arbitrate Claims and Confidentiality and Development Agreement. I will notify you in writing when our background check and the other pre-hire processes have been completed to our satisfaction.

If contacted by Fiserv and/or its background check vendor regarding any of the above, responses are required within 24 hours of the request unless there are extraordinary circumstances.

This offer letter is not an employment contract for any fixed period of time nor a guarantee of any rate of compensation or any other terms or conditions of employment. If this offer is accepted, it will create an at-will employment relationship that may be ended by either party, at any time, subject to the provisions herein regarding amounts or benefits to which you may be entitled upon such termination.

This offer may be rescinded or retracted by Fiserv at any time for failure to meet/satisfy any of the representations and conditions listed in this letter without any monetary consequence to Fiserv.

Notwithstanding the foregoing, if this offer is rescinded or retracted for reasons other than the failure to meet/satisfy the representations/conditions listed above or other than your engagement in behavior between the date hereof and your start date that would justify the rescission (i.e., your commission of a felony or other behavior that would cause reputational harm to the Company if you were associated with the Company), the Company will treat such rescission or retraction as a termination without Cause and you will be entitled to be paid the cash sign-on payment and the cash value of the sign-on equity awards as described herein.

Conclusion:

Dhivya, we look forward to having you as part of the team that will deliver superior value for our clients, shareholders, and employees.

To accept this offer of employment, please sign and return a copy of your signed offer to me within forty-eight (48) hours of receipt.

Sincerely yours,

/s/ Jennifer Manchester

Jennifer Manchester

Executive Vice President and Chief Human Resources Officer

Acknowledged and accepted:

/s/Dhivya Suryadevara	August 28, 2025
Dhivya Suryadevara	Date

cc: Mike Lyons, CEO